MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000

July 24, 2013

Via EDGAR Transmission

Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     MDU Resources Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Response dated June 17, 2013
File No. 001-03480

Dear Ms. Jenkins:

We have received your letter dated July 11, 2013, and have reviewed the comment and begun the preparation of our response. As discussed with Jamie Kessel on the telephone today, we are requesting an extension to provide our response no later than August 8, 2013.

Please do not hesitate to contact me if you have any questions or concerns.

Sincerely,

/s/ Nicole A. Kivisto

Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:	Jamie Kessel
Nasreen Mohammed
Doran Schwartz
Walter Godlewski